UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.              Press release issued by ABB Ltd dated May 10, 2013.

2.              Press release issued by ABB Ltd dated May 13, 2013.

CEO Hogan to leave ABB for private reasons

Date for departure has not yet been decided; successor to be announced in due course

Zurich, Switzerland, May 10, 2013 — ABB Chief Executive Officer Joe Hogan has decided to leave ABB for private reasons.

A date for his departure has not yet been decided. Hogan will continue to lead ABB until a successor is announced. He is committed to a smooth transition.

“Joe is a great and successful CEO and has done a remarkable job of leading the company through the deepest economic crisis in living memory. ABB today is in a much better position than it was when he joined five years ago,” said Chairman Hubertus von Grünberg. “I know this has been a tough and difficult decision for Joe and the Board sincerely regrets that Joe will be leaving the company.”

Hogan joined ABB as CEO in September 2008. During his time at the helm, ABB has invested about $20 billion to strengthen the company. Major investments have been made in acquisitions and in R&D to help secure ABB’s technological leadership in power and automation.

“Under Joe’s leadership ABB’s competitiveness has significantly improved by investing boldly in measures to drive growth and innovation, and by carefully managing costs,” von Grünberg added.

“I have informed the board that I have decided to leave ABB. This has been a difficult decision as I leave behind a strong and talented Executive Committee and a cohesive Board whose support I could always count on. I look forward to making a smooth transition with as little disruption as possible to the positive momentum that ABB has established,” CEO Hogan said.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve their performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 145,000 people.

For more information please contact: ABB Group Media Relations:
Thomas Schmidt; Antonio Ligi
(Zurich, Switzerland)
Tel: +41 43 317 6568
media.relations@ch.abb.com
http://twitter.com/ABBcomms

ABB Chief Technology Officer Banerjee to leave the company

Banerjee to leave in next few weeks; Successor to be announced in due course

Zurich, Switzerland, May 13, 2013 — Chief Technology Officer, Prith Banerjee, who joined ABB in 2012, has decided to leave ABB for family reasons. He will be relocating to the United States where he will be taking another position outside the company. A successor will be announced in due course.

“Prith has brought new momentum to ABB’s research and development activity,” said CEO Joe Hogan. “I regret Prith’s decision to leave the company. I’d like to thank him for his contribution and wish him all the best for the future.”

Banerjee will be leaving ABB in the next few weeks. A date for his departure has not yet been decided.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve their performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 145,000 people.

For more information please contact: ABB Group Media Relations:
Thomas Schmidt; Antonio Ligi
(Zurich, Switzerland)
Tel: +41 43 317 6568 media.relations@ch.abb.com
http://twitter.com/ABBcomms

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: May 13, 2013	By:	/s/ Alanna Abrahamson - Haka
	Name:	Alanna Abrahamson - Haka
	Title:	Group Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance